UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

+49 4057128593

No. 12 Shuang Yang Road, Da Xing District, Beijing

People’s Republic of China, 100023

010-57215988

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Independent Registered Public Accounting Firm

XCHG Limited (the “Company”) dismissed KPMG Huazhen LLP (“KPMG”) as its independent registered public accounting firm on November 7, 2024. The Company has appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective on the same date. The change of the independent registered public accounting firm was made after a careful consideration and evaluation process by the Company, and has been recommended by the audit committee of the board of directors of the Company and approved by the board of directors of the Company. Marcum Asia is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ending December 31, 2024. The audit report of KPMG on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

KPMG’s report on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2022 and 2023, contained a separate paragraph stating that “the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(a) to the consolidated financial statements, the redeemable preferred shareholders have rights to request the Company to redeem all of the redeemable preference shares if the Company has not consummated a qualified initial public offering or qualified share sale by September 30, 2024, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through November 7, 2024, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses as reported on its prospectus filed under Rule 424(b)(4) with the SEC on September 10, 2024. Such material weaknesses related to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the Securities and Exchange Commission (the “SEC”) to formalize, design, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements; and (ii) the failure to establish formal policies and procedures on relevant general information technology controls (GITCs). Specifically, (a) configuration change controls of the financial management system used by the Company were not designed and operated adequately to ensure that key configurations are appropriately implemented into production environments, and (b) the controls of privileged accounts of the financial management system used by the Company were not designed and operated adequately to ensure the segregation of duties across incompatible IT layers/functions and to prevent incompatible operations of privileged accounts.

During the Company’s fiscal years ended December 31, 2022 and 2023 and until the engagement of Marcum Asia, neither the Company nor anyone on its behalf has consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Marcum Asia which Marcum Asia concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided KPMG with a copy of the disclosures it is making in this report on Form 6-K and requested that KPMG furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated November 12, 2024, is attached as Exhibit 16.1 to this report on Form 6-K.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

The Company has consummated a qualified initial public offering by September 30, 2024, immediately prior to the completion of which all redeemable preference shares were automatically converted and re-designated into Class A ordinary shares on a one-for-one basis.

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter of KPMG Huazhen LLP dated November 12, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: November 12, 2024	By:	/s/ Yifei Hou
Name: Yifei Hou
Title: Chief Executive Officer